LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MC, DC and VA	(301) 299-8092
(Not Admitted: MD)	Fax: (301) 299-8093
levensonfam@msn.com

September 30, 2009

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dragon Jade International Ltd.
Amendment No. 3 to Registration Statement on Form 20-F
Filed September 30, 2009
File No. 0-53593

Dear Mr. Owings:

On behalf of the registrant, we respectfully submit responses to the comments in your letter of July 28, 2009 to YUE Kou, Chief Financial Officer of the registrant, concerning Amendment No. 2 to the Registration Statement filed July 6, 2009; the responses are numbered to correspond to the numbered comments in your letter.

B. Business Overview, page 9

Q1.
We note your response to comment eight from our letter dated May 20, 2009. In the revisions you made to your registration statement based on comment eight, you state that most of your work involves you providing “general business consulting activities.” Please expand your disclosure to disclose what constitutes “general business consulting activities.”

A1. The disclosure has been expanded to describe in more detail the registrant’s general business consulting activities.

B. Related Party Transactions, page 14

Q2.
We note your response to comment 16 from our letter dated May 20, 2009. We also note your revisions on page F-5 of your registration statement in response to comment 26 from our letter dated May 20, 2009. In particular, we note that the $115,654.00 owed to Mr. Wong, Mr. Hung and Metrolink Holdings was forgiven in July 2008 in exchange for 900,000 shares of your common stock. Accordingly, please revise this section to disclose this exchange and that the $115,654.00 is no longer outstanding or advise us why it is not appropriate for you to do so.

A2.	The section has been revised to disclose the exchange of shares for indebtedness; the $115,654.00 no longer is outstanding.

Q3.
We note your response to comment 18 from our letter dated May 20, 2009. In that response, you state that the founding shareholder is Wong Yan Sang and that the terms of the transaction with him were fair to you. Please include this response in your document or tell us why it is not appropriate for you to do so.

A3. The disclosure concerning Wong Yan Sang is included under “History and Development of the Company” and under “Related Party Transactions.”

A. Offer and Listing Details, page 15

Q4.
We note your response to comment 19 from our letter dated May 20, 2009. In your new disclosure, you state that you intend to apply for the “quotation” of your shares on Nasdaq or the OTC Bulletin Board, there are qualitative and quantitative requirements for “quotation of shares on Nasdaq,” You may not satisfy all the applicable requirements for “either such listing” on the Over-the-Counter Bulletin Board or Nasdaq, and that the requirements of “listing on an exchange or Nasdaq” are rigorous. Please revise your disclosure so that you consistently refer to the “listing” of your shares on the Nasdaq exchange and the “quotation” of your shares on the Over-the-Counter Bulletin Board because Nasdaq is an exchange on which shares are listed for trading and the Over-the-Counter Bulletin Board is not an exchange on which shares are listed for trading.

A4. The disclosure has been revised to make clear that the registrant plans to apply to list its shares on Nasdaq and for quotation of its shares on the OTC Bulletin Board.

Interim Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-4

Q5.
We note your response to comment 22 from our letter dated May 20, 2009. Please tell us the amount of cash that you paid in connection with the transaction. If this amount does not reconcile to $2,359, please revise your financial statements accordingly or explain in detail the reason for the difference.

A5. No cash was paid in the transaction.  The cash flow statement in the unaudited November 30, 2008 financial statements has been restated.

Q6.
We note your response to comment 23 from our letter dated May 20, 2009. In particular, we note that the line item representing the effect of foreign exchange rate changes on cash and cash equivalents is a plug. Please revise the amounts in this line item to report the effect of exchange rate changes on cash balances only which are held in foreign currencies. Refer to paragraph 25 of SFAS 95 for guidance.

A6. The cash flow statements in the unaudited November 30, 2008 financial statements and the audited March 31, 2008, 2007 and 2006 financial statements have been restated.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), page F-5

Q7.
We note your response to comment 25 from our letter dated May 20, 2009.  Please tell us why the 910,000 shares of KASH common stock are shown as a debit balance. In this regard, the shares issued in connection with the recapitalization should be those retained by Dragon Jade (the shell company). Please also tell us how you have accounted for Dragon Jade’s net assets/liabilities in the reverse merger and revise the financial statements to provide disclosure.

A7. The stockholders’ equity statement in the unaudited November 30, 2008 financial statements has been restated to properly reflect the reverse merger at the earliest date.  The net assets were valued at historical cost.  The financial statements were revised to provide the disclosure.

Q8.
We note that stockholders’ equity at March 31, 2006 includes 10,000 shares of common stock with a par value of approximately $7.75. Please confirm to us that you issued these common shares to the stockholders of KASH in connection with the merger. If this amount does not represent the shares of your stock issued to the stockholders of KASH, please tell us who holds these shares and why they are reflected as outstanding shares at March 31, 2006. In addition, tell us how you accounted for any shares of your stock issued to the stockholders of KASH.

A8. See the response to Q7.  The 10,000 shares reflected on the March 31, 2006 beginning balance in the stockholders’ equity statement included in the unaudited November 30, 2008 financial statement were part of the shares exchanged upon the reverse merger and reorganization.

Annual Financial Statements, page F-12

Q9.	Please address the comments above in your annual financial statements, as applicable.

A9.  The above comments and responses have been addressed in the financial statements.

Q10.	Please provide updated financial statements in accordance with Item 8.A.4 of Form 20-F or tell us why you are not required to do so.

The financial statements have been updated to include the fiscal year ended March 31, 2009.

Please note that these responses and the amendment were delayed until the audit of the financial statements for the fiscal year ended March 31, 2009 was available.

Thank you for the courtesies you have extended to the registrant during the review process.

Sincerely,

/s/ David J. Levenson
David J. Levenson

cc:	Ta Tanisha Meadows, Staff Accountant
Jim Allegretto, Senior Assistant Chief Accountant
Robert W. Errett, Staff Attorney
John Fieldsend, Attorney-Adviser